

June 21, 2019

VIA E-MAIL

Peter J. Shea, Esq.
K&L Gates LLP
599 Lexington Ave.
New York, NY 10022

Re: Infusive US Trust
       File Nos.: 811-23426; 333-231734

Dear Mr. Shea:

On May 24, 2019, Infusive US Trust (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares of the Infusive Compounding Global Fund. We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Principal Investment Strategies (page 1)

2. The disclosure states the Fund may invest in derivatives in the summary prospectus under "Principal Investment Strategies." However, under "Additional Investment Strategies" on page 13, the disclosure states that investing in derivatives "do not represent and are distinct from the principal investment strategies of the Fund." Please harmonize. To the extent investing in derivatives is not a principal strategy of the Fund, remove the related disclosure from the Principal Investment Strategies. See Instruction C.3(b) to Form N-1A.

3. In the second paragraph on page 2, explain in more detail what "Consumer Alpha" means. For example, explain how the Underlying Index determines which products and services "elicit joy and make the consumer happy." Explain what a "Consumer Alpha driver" is. Supplementally provide us with a "white paper" or similar documentation that describes the index methodology.

4. In the fifth paragraph on page 2, disclose as of a recent date the extent to which the Underlying Index is concentrated in each of the listed sectors.

Principal Investment Risks (page 3)

5. Organize the risk factor section by order of significance to the Fund, rather than alphabetically. See Keynote Address by Dalia Blass, ICI Securities Law Developments Conference (October 25, 2018).

Dividends, Distributions, and Taxes (page 32)

6. Under "Net Investment Income and Capital Gains" on page 32, the disclosure states that a portion of the Fund's distributions may constitute a return of capital. To the extent that the Fund intends to make such distributions, please add disclosure regarding the potential consequences of such distributions to the "Tax Risk" discussion in the summary of principal risks.

Statement of Additional Information

Investment Advisory, Administrative and Distribution Services (page 40)

7. Under Investment Advisor on page 40, the disclosure states that Infusive may appoint sub-advisors. Supplementally explain the status of the Advisor's exemptive application for a manager-of-managers relief.

Part C: Other Information

Item 33. Location of Accounts and Records

8. Disclose the identities and addresses of the administrator, custodian and transfer agent.

Signatures

9. Please note the signature requirements of Section 6(a) of the Securities Act, which require that the registration statement be signed by the Trust's principal executive officer, principal financial officer, and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

* * *

Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statements, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Trust and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Trust is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comment, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-3250 or bera@sec.gov.

Sincerely,

/s/ Raymond A. Be

Raymond A. Be
Attorney-Adviser

cc: Marianne Dobelbower